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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Reading Entertainment Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

172862104

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 (415) 288-2330	Christopher J. Rupright, Esq. Shartsis Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 558,295
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 558,295

11. Aggregate Amount Beneficially Owned by Each Reporting Person 558,295

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 558,295
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 558,295

11. Aggregate Amount Beneficially Owned by Each Reporting Person 558,295

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 483,795
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 483,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 483,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Reading Entertainment, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 550 S. Hope St., Suite 1825, Los Angeles, CA 90071.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM");
Diamond A Partners, L.P. ("DAP"), a California limited partnership ; and
Andrew E. Shapiro ("Shapiro"),
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
One Sansome St., Suite 3900, San Francisco, CA 94104

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management [1]	$3,003,038.24
DAP	Working Capital	$2,592,024.11

1 Includes funds of DAP invested in Stock

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with Reading's management, members of Reading's Board of Directors, other significant shareholders, and others regarding alternatives that Reading could employ to maximize shareholder value including the recently announced plan to consolidate Reading and its affiliates, Craig Corp (N-CRG, CRG.pfd) and Citadel Holdings (A-CDL.A) and CDL.B), into a larger single entity. Concurrent with this filing, Lawndale has sent to Reading's Board a letter dated April 11, 2001 (See Exhibit B) which, among other things:

1) urges Reading's Board to take all appropriate actions to make such a combination happen as Lawndale believes combining these companies can substantially increase shareholder value;

2) calls on Reading's Board to no longer delay in responding to Lawndale's request for Board authorization enabling Lawndale to increase its investment in Reading to up to 10%;

3) questions the appropriateness of using relative market values between the affiliated parties' securities as a basis for determining a fair merger ratio.

Lawndale acquired the Stock solely for investment purposes because it believes that the value of the Stock in the public market, currently trading below Reading's tangible book value, is undervalued by not adequately reflecting the value of Reading's underlying business and assets, the potential value from its new international movie theater and real estate development initiatives and possible synergies from the recently announced proposed combination. Lawndale may from time to time buy or sell Reading's securities at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock on the Nasdaq National Market System on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since February 1, 2001:

Name	Purchase or Sale	Date	Number of Shares	Price per Share
DAP	P	2-02-01	800	2.97
DAP	P	2-05-01	200	2.97
DAP	P	2-07-01	100	2.81
DAP	P	2-12-01	200	3.06
DAP	P	2-13-01	200	2.84
DAP	P	2-27-01	200	2.56
DAP	P	2-28-01	2,000	2.56

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

In accordance with Article 4.3 of the Issuer's Articles of Incorporation, the Issuer's Board of Directors has approved LCM's request to own common stock in excess of 4.75%.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April ___, 2001

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Reading Entertainment, Inc.. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 30, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager

Andrew E. Shapiro

President

April 11, 2001

Board of Directors
Reading Entertainment Inc.
550 South Hope Street
Suite 1825
Los Angeles, CA 90071

Lawndale Capital Management Applauds Move to Consolidate Affiliates;
Requests Authorization to Increase Its Position

Dear Board of Directors:

As you may know, Lawndale Capital Management, LLC and its affiliates ("Lawndale") own substantial minority positions in Reading Entertainment, Inc. (Nasdaq: RDGE), its parent Craig Corporation (NYSE: CRG, CRG.pfd), and their affiliate, Citadel Holding Corporation (AMEX: CDL.A and CDL.B). In fact, concurrent with this letter, Lawndale is filing an amendment to our Form 13D filing with the SEC reflecting an increase in our Reading stock ownership to 7.5%.

First and foremost, we applaud the recently announced decision of all three boards of these theater exhibition/real estate companies to pursue a merger into a single company, Citadel, and urge you to take all appropriate actions to make such a synergistic combination happen. As you are aware from our statements to you at past annual meetings and recent 13D filings, Lawndale believes combining these companies can substantially increase shareholder value by simplifying this unnecessarily complex and conflicting set of small companies into a single, larger and stronger enterprise. In addition, the combination of these companies' individual illiquid securities into a much larger, more liquid single security is more likely to attract investor community interest and understanding, lowering the combined company's cost of capital. Your proposed deal is a giant stride in that direction.

We note that Reading's stock price has declined and remains at a sizable discount to a marked down tangible book value. It seems Reading's undervaluation and the benefits of the proposed combination into Citadel Holdings are more obvious to us than others. As such, we desire the authorization to increase our investment in Reading up to 10%.

Under a provision (Section 4.3) of Reading's Articles of Incorporation a shareholder cannot acquire more than 4.75% of Reading's common stock without prior written approval from Reading's Board of Directors. We understand that this provision's purpose when it was created was to protect the value of Reading's then large tax loss carryforward. Last year, and timely following our request, in a February 25, 2000 letter, the Reading Board granted Lawndale's request to increase our aggregate common stock holdings in Reading Entertainment up to a 7.5% limit.

We first requested that the Reading Board allow us the right to increase our shareholdings in Reading up to 10% of the company in a letter dated January 9, 2001 (see Attachment A). Since that January 9th letter, we have renewed this written request verbally and through e-mail to Craig Tompkins, Vice Chairman. To our surprise, to date, the Board has neither formally granted our request nor denied our request. With the price of Reading declining to 20-year lows, we find this delay quite disturbing.

The procedure for approving such a request should be simple and similar to the procedure followed on our prior request: "Does allowing Lawndale to purchase up to 10% of Reading common stock jeopardize Reading's tax loss carryforward?" If not, our request should be immediately approved. We believe that applying any other procedure or test serves to restrict parties other than Craig Corp. or Citadel from acquiring a meaningful stake in Reading and thus raises questions of conflicts regarding the Board's fiduciary obligations.

To the extent that the Board does not grant our outstanding request, or even delays acting on our request, the Board would be further restricting a major shareholder of Reading from buying in the open market. We feel it would be inappropriate (as a determination of a fair ratio) for the upcoming Citadel/Reading merger to use the relative 'market' values of already thinly-traded Reading securities and thinly-traded Citadel securities.

We expect you to act on our outstanding request with a timely and formal answer. In addition, we trust that the Conflicts Committee will take Reading's restricted and limited market activity into account in exercising its fiduciary duties in determining a fair merger ratio. In advance, I want to thank the Reading Board for this opportunity to increase our ownership in a company that we feel the public market does not adequately understand.

Sincerely,

Andrew Shapiro
 Manager
Lawndale Capital Management, LLC

Andrew E. Shapiro
President

January 9, 2001

Craig Tompkins
Vice Chairman
Reading Entertainment Inc.
c/o Craig Corporation
550 South Hope Street
Suite 1825
Los Angeles, CA 90071

Dear Craig:

In a letter dated February 25, 2000, Lawndale Capital Management, LLC and its affiliates ("Lawndale") was informed that the Board of Directors of Reading Entertainment granted our request to increase our aggregate common stock holdings in Reading Entertainment to an amout not to exceed 7.5% of the outstanding Common Stock of Reading Entertainment. We are currently close to the 7.5% limit.

We request that Lawndale be allowed to acquire 10% of the fair market value of the total number of shares of Reading Entertainment Inc. common stock ("Common Stock"). Under Section 4.3 of the Articles of Incorporation of Reading Entertainment Inc.' ("Reading"), Lawndale can acquire more than 4.75% if it obtains prior written approval from the Board of Directors. We hope you can agree to our request as the 3-year rolling measurement of Reading's ownership for NOL calculation purposes now does not include 1997's activity. This letter is a formal request to the Reading Board of Directors to provide Lawndale with written authorization to increase its ownership of Reading to 10.0% of the Common Stock outstanding.

In advance, I want to thank the Reading Board for this opportunity to increase our ownership in a company that we feel the public market does not adequately understand. I look forward to working with Reading's Board and management as we do with all our portfolio companies assisting them in achieving their strategic and operating goals and increasing and maximizing shareholder value.

Sincerely,

Andrew Shapiro
Manager

Lawndale Capital Management, LLC